================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                AmeriCredit Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    03060R101
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)


                                January 28, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


================================================================================

-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 2
-------------------------------------------------          -------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Leucadia National Corporation

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           N/A

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          New York

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     22,159,300(1)(2)
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                21,134,300(1)

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    22,159,300(1)(2)
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             19.4%(1)(2)

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       CO

------------------------------------------------------------------------------------------

(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule
13D, dated January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc.
and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of this
Amendment.


-------------------------------------------------          -------------------------------
CUSIP No. 03060R101                                 13D                Page 3

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Phlcorp, Inc.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           N/A

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Pennsylvania

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     22,159,300(1)(2)
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                21,134,300(1)

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              22,159,300(1)(2)
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             19.4%(1)(2)

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       CO

------------------------------------------------------------------------------------------

(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule
13D, dated January 22, 2008, for a description of the option transactions.


(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc.
and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of this
Amendment.


--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 4
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Baldwin Enterprises, Inc.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           WC

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Colorado

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     22,159,300(1)(2)
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                21,134,300(1)

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              22,159,300(1)(2)
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             19.4%(1)(2)

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       CO

------------------------------------------------------------------------------------------

(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule
13D, dated January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc.
and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of this
Amendment.

--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 5
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          RCG Baldwin, L.P.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           WC

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      3,250,000(1)
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                 3,250,000(1)

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH               3,250,000(1)
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             2.8%(1)

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       PN

------------------------------------------------------------------------------------------

(1) Consists of an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule
13D, dated January 22, 2008, for a description of the option transactions.

--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 6
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          RCG PB, Ltd

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           N/A

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Cayman Islands

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                            -0-
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                       -0-

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     -0-
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       CO

------------------------------------------------------------------------------------------




--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 7
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          RCG Sextant Master Fund, Ltd.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           WC

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Cayman Islands

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                        697,240
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                     697,240
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                       -0-

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                 697,240
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       CO
------------------------------------------------------------------------------------------




--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 8
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Ramius Advisors, L.L.C.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           N/A

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                            -0-
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                       -0-

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     -0-
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       IA, OO

------------------------------------------------------------------------------------------





--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 9
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          RCG Enterprise, Ltd

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           WC

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Cayman Islands

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                        327,760
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                     327,760
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                       -0-

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                 327,760
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       CO

------------------------------------------------------------------------------------------




--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 10
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Ramius Capital Group, L.L.C.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           OO

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      1,025,000
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                   1,025,000
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                       -0-

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH               1,025,000
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       IA, OO

------------------------------------------------------------------------------------------






--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 11
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          C4S & Co., L.L.C.

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           OO

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      1,025,000
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                   1,025,000
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                       -0-

------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH               1,025,000
                REPORTING PERSON:
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                         [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       OO

------------------------------------------------------------------------------------------




--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 12
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Peter A. Cohen

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           OO

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      1,025,000
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                 1,025,000
------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON:                                         1,025,000
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                        [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW Less than (11)  Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       IN

------------------------------------------------------------------------------------------







--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 13
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Morgan B. Stark
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           OO

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      1,025,000
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                 1,025,000
------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON:                                         1,025,000
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                        [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW Less than (11):  Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       IN

------------------------------------------------------------------------------------------



--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 14
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Thomas W. Strauss

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           OO

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      1,025,000
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                 1,025,000
------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON:                                         1,025,000
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                        [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW Less than (11):  Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       IN

------------------------------------------------------------------------------------------




--------------------------------------------         -------------------------------------
CUSIP No. 03060R101                            13D                  Page 15
--------------------------------------------         -------------------------------------

------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Jeffrey M. Solomon
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [X]
                                                                                (b)  [_]
------------------------------------------------------------------------------------------
        3       SEC USE ONLY

------------------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:           OO

------------------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e):                                           [_]
------------------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                              -0-

 NUMBER OF      --------------------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                      1,025,000
BENEFICIALLY
  OWNED BY      --------------------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                         -0-
  REPORTING
 PERSON WITH    --------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                 1,025,000
------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON:                                         1,025,000
------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                        [_]
------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW Less than (11):  Less than 1%

------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                       IN

------------------------------------------------------------------------------------------


This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D originally filed on January 22, 2008 (the "Original Schedule") by the Reporting Persons (the Original Schedule as amended, is referred to as the "Schedule 13D") and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the "Common Stock"), of AmeriCredit Corp., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            (2)   The Ramius Reporting Persons.

            On January 23, 2008, in connection with the Ramius share forward transaction described in Item 6 of this Amendment, RCG PB and Ramius Advisors ceased to beneficially own Common Stock. Accordingly, RCG PB and Ramius Advisors are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment. The remaining Ramius Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Company as a group, to the extent required by applicable law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            (1)   The Leucadia Reporting Persons.

            Baldwin paid an aggregate of $11,296,740 to RCG Enterprise and RCG PB in connection with the Ramius share forward transaction described in Item 6 of this Amendment and incorporated herein by reference. The source of funds used in connection with this share forward transaction is Baldwin's funds available for investment.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            Early termination of the waiting period under the HSR Act was granted by the Federal Trade Commission on January 25, 2008.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            As of the close of business on the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 22,159,300 shares of Common Stock, representing approximately 19.4% of the shares of Common Stock presently outstanding. All percentages in this Item 5 are based on 114,162,314 shares of Common Stock outstanding as of October 31, 2007, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The Leucadia Reporting Persons and the Ramius Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Person. The foregoing does not include any shares that are subject to the exchange-traded put options reported in Item 6 of the Original Schedule.

            (1)   The Leucadia Reporting Persons.

            (a) The responses of the Leucadia Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and the information on Schedule A to the Original Schedule are incorporated herein by reference. As of the close of business on the date of this Statement, the Leucadia Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) Baldwin may be deemed to beneficially own an aggregate of 22,159,300 shares of Common Stock, representing approximately 19.4% of the shares of Common Stock presently outstanding. This consists of (A) 17,884,300 shares of Common Stock, representing approximately 15.7% of the shares of Common Stock presently outstanding, that Baldwin owns, (B) 3,250,000 shares of Common Stock, representing approximately 2.8% of the shares of Common Stock presently outstanding, that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of option agreements between RCG Baldwin and Lehman described in Item 6 of the Original Schedule and incorporated herein by reference, and (C) 1,025,000 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock presently outstanding, that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the voting and proxy agreement between Baldwin and Ramius Capital described in Item 6 of this Amendment and incorporated herein by reference.

                  (ii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

            (b) The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment, Item 5(a) hereof and the information on Schedule A to the Original Schedule are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed to share voting and dispositive power with respect to the 17,884,300 shares of Common Stock owned by Baldwin reflected in this Statement on Schedule 13D.

                  Although the Leucadia Reporting Persons do not currently have the power to vote or dispose of the 3,250,000 shares of Common Stock that the Leucadia Reporting Persons may be deemed to beneficially own pursuant to the terms of option agreements between RCG Baldwin and Lehman described in Item 6 of the Original Schedule and incorporated herein by reference, the Leucadia Reporting Persons may be deemed under Rule 13d-3 to share voting and dispositive power with respect to the 3,250,000 shares of Common Stock.

                  Pursuant to the terms of the voting and proxy agreement between Baldwin and Ramius Capital described in Item 6 of this Amendment and incorporated herein by reference, Leucadia, Phlcorp and Baldwin may be deemed under Rule 13d-3 to share voting power, but not dispositive power, with respect to the 1,025,000 shares of Common Stock reported by the Ramius Reporting Persons herein.

            (c) On January 28, 2008, Baldwin closed the purchase from Jefferies of 11,316,200 shares of Common Stock pursuant to the share forward transaction previously reported in the Original Schedule. On January 28, 2008, Baldwin closed the purchase from RCG Enterprise and RCG PB of an aggregate 975,000 shares of Common Stock pursuant to the share forward transaction described in Item 6 of this Amendment. Except as set forth herein or as previously reported in the Original Schedule, the Leucadia Reporting Persons have not effected any transaction in shares of Common Stock during the sixty
(60) days preceding the date of this Statement.

            (d)   Not applicable.

            (e)   Not applicable.

            (2)   The Ramius Reporting Persons.

            (a) The responses of the Ramius Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the close of business on the date of this Statement, the Ramius Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) RCG Sextant beneficially owns an aggregate of 697,240 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (iii) RCG Enterprise beneficially owns an aggregate of 327,760 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (iv) As investment manager of RCG Enterprise and RCG Sextant and sole member of Ramius Advisors, Ramius Capital may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned by RCG Enterprise and RCG Sextant.

                  (vi) As the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

                  (vii) As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

            (b) Each of the Ramius Reporting Persons has sole dispositive power of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof, except that each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr.

Solomon has shared dispositive power of the shares of Common Stock reported as beneficially owned by him in Item 5(a) hereof. Pursuant to the terms of the voting and proxy agreement between Baldwin and Ramius Capital described in Item 6 of this Amendment and incorporated herein by reference, each of the Ramius Reporting Persons has shared voting power of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

            (c) Except as set forth herein or as previously reported in the Original Schedule, the Ramius Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            Baldwin and Ramius Capital entered into a share forward transaction agreement on January 22, 2008, pursuant to which Baldwin acquired an aggregate of 975,000 shares of Common Stock at a price of $11.5864 per share on January 28, 2008. The share forward transaction agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

            Baldwin and Ramius Capital have entered into a voting and proxy agreement, dated January 28, 2008, pursuant to which Ramius Capital and its affiliated entities have agreed to vote or execute a written consent in respect of the 1,025,000 shares of Common Stock reported by the Ramius Reporting Persons herein, on all matters as directed by Baldwin at any meeting or meetings of the stockholders of the Company for a period ending, with respect to any particular shares of Common Stock, on the earlier of (i) the sale, transfer or disposition of such shares by the Ramius Reporting Persons, and (ii) January 28, 2009. The voting and proxy agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Share Forward Transaction Agreement, dated January 25, 2008, between Baldwin Enterprises, Inc. and
                  Ramius Capital Group, L.L.C.

EXHIBIT 2 Voting and Proxy Agreement, dated January 28, 2008, between Ramius Capital Group, L.L.C. and Baldwin Enterprises, Inc.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2008

                                    LEUCADIA NATIONAL CORPORATION

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------------
                                        Name:   Joseph A. Orlando
                                        Title:  Vice President and Chief
                                                Financial Officer


                                    PHLCORP, INC.

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------------
                                        Name:   Joseph A. Orlando
                                        Title:  Vice President

                                    BALDWIN ENTERPRISES, INC.

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------------
                                        Name:   Joseph A. Orlando
                                        Title:  Vice President

                                    RCG BALDWIN, L.P.

                                    By: Ramius Advisors, LLC
                                          Its General Partner

                                    By: Baldwin Enterprises, Inc.
                                          As Attorney-In-Fact

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------------
                                        Name:   Joseph A. Orlando
                                        Title:  Vice President

                                    RCG PB, LTD

                                    By: Ramius Advisors, L.L.C.
                                          Its Investment Advisor

                                    By: Ramius Capital Group, L.L.C.
                                          As Sole Member

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RCG SEXTANT MASTER FUND, LTD.

                                    By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RAMIUS ADVISORS, LLC

                                    By: Ramius Capital Group, L.L.C.
                                          As Sole Member

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RCG ENTERPRISE, LTD

                                    By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RAMIUS CAPITAL GROUP, LLC

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    C4S & CO., LLC


                                    By:   /s/  Jeffrey M. Solomon
                                        -------------------------------------
                                        Name:   Jeffrey M. Solomon
                                        Title:  Authorized Signatory

                                        /s/  Jeffrey M. Solomon
                                    -----------------------------------------
                                    JEFFREY M. SOLOMON
                                    Individually and as
                                    attorney-in-fact for
                                    Peter A. Cohen, Morgan B. Stark and
                                    Thomas W. Strauss

                                  EXHIBIT INDEX

Exhibit No.
-----------

      1 Share Forward Transaction Agreement, dated January 25, 2008, between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C.

      2 Voting and Proxy Agreement, dated January 28, 2008, between Ramius Capital Group, L.L.C. and Baldwin Enterprises, Inc.